UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tufin Software Technologies Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share

(Title of Class of Securities)

M8893U102

(CUSIP Number)

Dan Rochkind

Marker LLC

110 East 59th Street, 28th Floor

New York, New York 10022

(212) 937-9095

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 473,968 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 473,968 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,968 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)

14.	Type of Reporting Person (See Instructions) PN [Partnership]

(1)	This Schedule 13D is filed by Marker II LP (“Marker II”), Marker Lantern II Ltd. (“Marker Lantern II”), Marker TF Investments Ltd. (“Marker TF Investments”), Marker II GP, Ltd. (“Marker II GP”), Marker Lantern II Manager Ltd. (“Marker Lantern II Manager”), Marker Lantern I Ltd. (“Marker Lantern I”), Marker Lantern Management Ltd. (“Marker Lantern Management”) and Richard Scanlon (“Scanlon” and, with Marker II, Marker Lantern II, Marker TF Investmetns, Marker II GP, Marker Lantern II Manager, Marker Lantern I and Marker Lantern Management, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker Lantern II Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker TF Investments Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker II GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 473,968 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 473,968 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,968 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker Lantern II Manager Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker Lantern I Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. M8893U102

1.	Names of Reporting Persons Marker Lantern Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO [Other]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. M8893U102

1.	Names of Reporting Persons Richard Scanlon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [Other]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 332,974 Ordinary Shares

	8.	Shared Voting Power 473,968 Ordinary Shares

	9.	Sole Dispositive Power 332,974 Ordinary Shares

	10.	Shared Dispositive Power 473,968 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 806,942 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)

14.	Type of Reporting Person (See Instructions) IN [Individual]

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

Explanatory Note:

This Amendment No. 2 (the “Amendment”), which further amends the Schedule13D filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2020 and amended on April 27, 2021 (as amended, the “Original Schedule 13D”) is being filed on behalf of Marker II LP (“Marker II”), Marker Lantern II Ltd. (“Marker Lantern II”), Marker TF Investments Ltd. (“Marker TF Investments”), Marker II GP, Ltd. (“Marker II GP”), Marker Lantern II Manager Ltd. (“Marker Lantern II Manager”), Marker Lantern I Ltd. (“Marker Lantern I”), Marker Lantern Management Ltd. (“Marker Lantern Management”) and Richard Scanlon (“Scanlon” and, with Marker II, Marker Lantern II, Marker TF Investmetns, Marker II GP, Marker Lantern II Manager, Marker Lantern I and Marker Lantern Management, collectively, the “Reporting Persons”) relates to Ordinary shares, par value NIS 0.015 per share (the “Ordinary Shares”) of Tufin Software Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Issuer” or “Tufin”). This Amendment is being filed by the Reporting Persons to report a distribution in kind on November 12, 2021. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On November 16, 2021 Marker Lantern II distributed 1,184,919 Ordinary Shares of the Issuer to its shareholders and Marker TF Investments distributed 2,793,523 Ordinary Shares of the Issuer to its shareholders. Of these shares, two entities controlled by Richard Scanlon received an aggregate of 332,974 shares in these distributions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)	Marker II beneficially owns 473,968 Ordinary Shares, representing approximately 1.3% of the outstanding Ordinary Shares of the Issuer.

Marker Lantern II does not beneficially own Ordinary Shares of the Issuer.

Marker TF Investments does not beneficially own Ordinary Shares of the Issuer.

Marker II GP in its capacity as general partner of Marker II controls and manages Marker II. Accordingly, Marker II GP is the beneficial owner of 473,968 Ordinary Shares, representing approximately 1.3% of the outstanding Ordinary Shares of the Issuer, held by Marker II.

Marker Lantern II Manager in its capacity as manager of Marker Lantern II controls and manages Marker Lantern II. Accordingly, Marker Lantern II Manager does not beneficially own Ordinary Shares of the Issuer.

Marker Lantern I in its capacity as manager of Marker TF Investments controls and manages Marker TF Investments. Accordingly, Marker Lantern I does not beneficially own Ordinary Shares of the Issuer.

Marker Lantern Management in its capacity as manager of Marker Lantern I controls and manages Marker Lantern I. Accordingly, Marker Lantern Management does not beneficially own Ordinary Shares of the Issuer.

Richard Scanlon in his capacity as the sole director of Marker II GP, Marker Lantern II and Marker Lantern Management controls and manages each such entity. Mr. Scanlon is the beneficial owner of the 473,968 Ordinary Shares held by Marker II and 332,974 shares held through two entities controlled by him, representing in the aggregate approximately 2.2% of the outstanding Ordinary Shares of the Issuer.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 16, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2021

Marker II LP

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker TF Investments Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker II GP, Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Manager Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern I Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern Management Ltd.

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Richard Scanlon

/s/ Richard Scanlon
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).